UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
15 July 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Raptor Pharmaceutical Corp.

File No. 0-25571 -- CF# 29469

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Raptor Pharmaceutical Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KT filed on March 14, 2013, as amended on June 19, 2013.

Based on representations by Raptor Pharmaceutical Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.37	through October 30, 2022
Exhibit 10.38	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary